FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 19, 2007

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. and subsidiaries (“MIC” or “Millicom” or the “Group”) unaudited interim condensed consolidated financial statements as of September 30, 2007.

Interim condensed consolidated balance sheets	MILLICOM INTERNATIONAL
As of September 30, 2007	CELLULAR S.A.
and December 31, 2006

	Notes	September 30, 2007	December 31, 2006
		(Unaudited)
		US$ ’000	US$ ’000
ASSETS
Non Current Assets

Intangible assets, net		484,083	482,775
Property, plant and equipment, net	5	1,838,153	1,267,159
Investment in associates		9,706	6,838
Financial assets
Pledged deposits		7,527	4,512
Other		11,656	21,713
Deferred taxation		7,728	3,706

Total Non-Current Assets		2,358,853	1,786,703

Current Assets

Financial assets
Pledged deposits	3	6,839	45,402
Inventories		70,254	54,245
Trade receivables, net		204,915	185,455
Amounts due from joint ventures and joint venture partners		38,122	37,346
Amounts due from other related parties		—	1,221
Prepayments and accrued income		81,437	58,429
Current tax assets		6,831	4,916
Supplier advances(1)		73,683	55,080
Other current assets		43,197	28,432
Cash and cash equivalents		1,057,871	656,692

Total Current Assets		1,583,149	1,127,218

Assets held for sale	4	—	407,073

TOTAL ASSETS		3,942,002	3,320,994

(1)          Supplier advances have been presented separately from Other current assets to improve the presentation of the balance sheet.

The accompanying notes are an integral part of these interim condensed financial statements.

EQUITY AND LIABILITIES	Notes	September 30, 2007	December 31, 2006
		(Unaudited)
		US$ ’000	US$ ’000
EQUITY
Share capital and premium	6	387,081	372,526
Other reserves		25,897	2,966
Accumulated profit/(losses) brought forward		127,856	(39,565)
Profit for the period/year attributable to equity holders		584,396	168,947
		1,125,230	504,874
Minority interest		49,506	77,514
TOTAL EQUITY		1,174,736	582,388

LIABILITIES
Non-current Liabilities
Debt and other financing
10% Senior Notes	8	495,418	538,673
4% Convertible Notes – Debt component	8	177,606	171,169
Other debt and financing	8	832,019	649,153
Other non-current liabilities		48,102	49,353
Deferred taxation		37,247	34,368
Total non-current liabilities		1,590,392	1,442,716

Current Liabilities
Debt and other financing	8	136,752	134,661
Payables and accruals for the purchase of property, plant and equipment(2)		442,617	276,850
Trade payables		216,632	151,454
Amounts due to joint ventures and joint venture partners		30,642	32,017
Amounts due to other related parties		4,650	5,184
Accrued interest and other expenses		150,088	113,316
Current tax liabilities		68,544	89,077
Other current liabilities		126,949	99,292
Total current liabilities		1,176,874	901,851

Liabilities directly associated with assets held for sale	4	—	394,039

TOTAL LIABILITIES		2,767,266	2,738,606

TOTAL EQUITY AND LIABILITIES		3,942,002	3,320,994

(2)          Payables and accruals for the purchase of property, plant and equipment have been presented separately from Trade payables to improve the presentation of the balance sheet.

The accompanying notes are an integral part of these interim condensed financial statements.

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the nine months ended September 30, 2007	CELLULAR S.A.
and September 30, 2006

	Notes	Nine months ended September 30, 2007	Nine months ended September 30, 2006 (i)
		(Unaudited)	(Unaudited)
		US$ ’000	US$ ’000
Revenues	9	1,862,411	1,032,319
Cost of sales		(689,407)	(399,574)
Gross profit		1,173,004	632,745
Sales and marketing		(330,006)	(150,945)
General and administrative expenses		(301,359)	(147,640)
Other operating expenses		(32,620)	(27,643)
Other operating income		—	1,768
Gain from sale of subsidiaries and joint ventures, net		—	5,836
Operating profit	9	509,019	314,121
Interest expense		(121,951)	(84,932)
Interest income		42,006	26,579
Other non operating income/(expenses), net	11	337	(3,386)
Profit from associates		2,981	972
Profit before taxes from continuing operations		432,392	253,354
Charge for taxes	12	(122,261)	(76,554)
Profit for the period from continuing operations		310,131	176,800
Profit/(loss) for the period from discontinued operations	3, 4	258,619	(55,522)
Net profit for the period		568,750	121,278

Attributable to:
Equity holders of the Company		584,396	119,052
Minority interest		(15,646)	2,226
		568,750	121,278
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders	13	5.79	1.19

Diluted (US$)
Profit for the period attributable to equity holders	13	5.53	1.18

(i)             Comparative information restated as a result of the classification of some of Millicom’s operations as discontinued operations (See Note 4).

The accompanying notes are an integral part of these interim condensed financial statements.

Interim condensed consolidated statements of profit and loss	MILLICOM INTERNATIONAL
For the three months ended September 30, 2007	CELLULAR S.A.
and September 30, 2006

	Notes	Three months ended September 30, 2007	Three months ended September 30, 2006 (i)
		(Unaudited)	(Unaudited)
		US$ ’000	US$ ’000

Revenues	9	686,360	388,071
Cost of sales		(242,091)	(150,955)
Gross profit		444,269	237,116
Sales and marketing		(131,086)	(58,335)
General and administrative expenses		(108,619)	(53,063)
Other operating expenses		(10,476)	(8,297)
Other operating income		—	1,071
Gain from sale of subsidiaries and joint ventures, net		—	369
Operating profit	9	194,088	118,861
Interest expense		(42,547)	(29,475)
Interest income		16,316	12,558
Other non operating income/(expense), net		97	(491)
Profit from associates		1,200	317
Profit before taxes from continuing operations		169,154	101,770
Charge for taxes	12	(34,637)	(28,704)
Profit for the period from continuing operations		134,517	73,066
Loss for the period from discontinued operations	4	(233)	(21,055)
Net profit for the period		134,284	52,011

Attributable to:
Equity holders of the Company		137,631	51,791
Minority interest		(3,347)	220
		134,284	52,011
Earnings per common share for profit attributable to the equity holders

Basic (US$)
Profit for the period attributable to equity holders		1.36	0.52

Diluted (US$)
Profit for the period attributable to equity holders		1.31	0.51

(i)             Comparative information restated as a result of the classification of some of Millicom’s operations as discontinued operations (See Note 4).

The accompanying notes are an integral part of these interim condensed financial statements.

Interim condensed consolidated statements of cash flows

For the nine months ended September 30, 2007

and September 30, 2006

	Notes	Nine months ended September 30, 2007	Nine months ended September 30, 2006
		(Unaudited)	(Unaudited)
		US $ ’000	US $ ’000
Cash flows from operating activities
Profit before taxes from continuing operations		432,392	253,354

Adjustments:
Interest expense		121,951	84,932
Interest income		(42,006)	(26,579)
Other non operating income (expenses), net		(337)	3,386
Profit from associates		(2,981)	(972)
Operating profit		509,019	314,121

Adjustments for non-cash items:
Depreciation and amortization	5	249,518	142,348
Loss/(gain) on disposal of property, plant and equipment		706	250
Gain from sale of subsidiaries and joint ventures		––	(5,836)
Share-based compensation	7	14,695	9,431
Total adjustments for non-cash items		264,919	146,193

Changes to working capital:
Increase in trade receivables, prepayments and other current assets		(26,140)	(49,509)
Increase in inventories		(13,815)	(17,521)
Increase in trade and other payables		81,643	88,113
Total changes to working capital		41,688	21,083

Interest paid		(109,470)	(63,452)
Interest received		41,017	20,937
Taxes paid		(128,291)	(68,557)

Net cash provided by operating activities		618,882	370,325

The accompanying notes are an integral part of these interim condensed financial statements.

Interim condensed consolidated statements of cash flows ... (continued)

For the nine months ended September 30, 2007

and September 30, 2006

	Notes	Nine months ended September 30, 2007	Nine months ended September 30, 2006
		(Unaudited)	(Unaudited)
		US $ ’000	US $ ’000

Net cash provided by operating activities		618,882	370,325

Cash flows from investing activities
Acquisition of subsidiaries and joint ventures, net of cash acquired		—	(61,700)
Proceeds from disposal of subsidiaries and joint ventures, net of cash disposed		—	(3,675)
Proceeds from the disposal of other investments		—	7,745
Purchase of intangible assets		(9,459)	(22,751)
Purchase of property, plant and equipment	5	(586,573)	(358,584)
Decrease / (increase) in pledged deposits	3	35,749	1,470
Cash provided by other investing activities		(1,377)	(2,687)
Net cash used by investing activities		(561,660)	(440,182)

Cash flows from financing activities:
Proceeds from issuance of shares		6,790	13,088
Proceeds from issuance of debt and other financing		242,797	251,362
Repayment of debt and financing		(154,222)	(187,610)
Payment of dividends to minority interests		(18,110)	(4,296)
Net cash provided by financing activities		77,255	72,544

Cash flows from discontinued operations :
Net cash used by operating activities		(2,133)	(17,212)
Cash flow provided / (used) by investing activities	3	263,037	(47,636)
Cash flow provided by financing activities		––	30,519
Net cash used by discontinued operations		260,904	(34,329)

Effect of exchange rate changes on cash balances		5,798	2,459

Net increase/(decrease) in cash and cash equivalents		401,179	(29,183)

Cash and cash equivalents, beginning		656,692	596,567

Cash and cash equivalents, ending		1,057,871	567,384

The accompanying notes are an integral part of these interim condensed financial statements.

Interim condensed consolidated statements of	MILLICOM INTERNATIONAL
Changes in equity	CELLULAR S.A.
For the periods ended September 30, 2006, December 31, 2006 and September 30, 2007

	Attributable to equity holders
	Number of Shares	Number of shares held by the Group	Share Capital	Share Premium	Treasury stock	Accumulated profit and loss account	Other Reserves	Total	Minority interest	Total Equity
	‘000	‘000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of December 31, 2005	99,704	(655)	149,555	315,602	(8,833)	(141,502)	(15,217)	299,605	34,179	333,784
Profit for the period	—	—	—	—	—	119,052	—	119,052	2,226	121,278
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(4,296)	(4,296)
Shares issued via the exercise of stock options	860	655	1,291	4,311	8,833	—	(1,347)	13,088	—	13,088
Share based compensation	—	—	—	—	—	—	9,431	9,431	—	9,431
Fair value adjustment on financial assets	—	—	—	—	—	—	(3,308)	(3,308)	—	(3,308)
Minority interest resulting from acquisition of subsidiaries	—	—	—	—	—	—	—	—	(9,712)	(9,712)
Transfer to accumulated losses brought forward	—	—	—	(101,937)	—	101,937	—	—	—	—
Currency translation differences	—	—	—	—	—	—	(1,619)	(1,619)	182	(1,437)
Balance as of September 30, 2006 (unaudited)	100,564	—	150,846	217,976	—	79,487	(12,060)	436,249	22,579	458,828
Profit for the period	—	—	—	—	—	49,895	—	49,895	(11,190)	38,705
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(577)	(577)
Shares issued via the exercise of stock options	53	—	78	1,263	—	—	(202)	1,139	—	1,139
Share based compensation	67		101	2,262	—	—	1,056	3,419	—	3,419
Minority interest resulting from acquisition of subsidiaries	—	—	—	—	—	—	—	—	62,212	62,212
Currency translation differences	—	—	—	—	—	—	14,172	14,172	4,490	18,662
Balance as of December 31, 2006	100,684	—	151,025	221,501	—	129,382	2,966	504,874	77,514	582,388
Profit for the period	—	—	—	—	—	584,396	—	584,396	(15,646)	568,750
Dividends paid to minority shareholders	—	—	—	—	—	—	—	—	(18,110)	(18,110)
Transfer to the legal reserve	—	—	—	—	—	(1,526)	1,526	—	—	—
Shares issued via the exercise of stock options	361	—	541	7,736	—	—	(1,487)	6,790	—	6,790
Shares issued as payment of bonuses	13	—	20	980	—	—	—	1,000	—	1,000
Share based compensation	67	—	101	5,177	—	—	9,417	14,695	—	14,695
Currency translation differences	—	—	—	—	—	—	13,475	13,475	5,748	19,223
Balance as of September 30, 2007 (unaudited)	101,125	—	151,687	235,394	—	712,252	25,897	1,125,230	49,506	1,174,736

The accompanying notes are an integral part of these interim condensed financial statements

Notes to Interim condensed consolidated Financial Statements	MILLICOM INTERNATIONAL
As of September 30, 2007	CELLULAR S.A.

1. ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a global operator of mobile telephone services in the world’s emerging markets. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile joint ventures to form the Group.

As of September 30, 2007, Millicom had 16 mobile operations in 16 emerging markets in Central America, South America, Africa and Asia. The Group sold its remaining Pakistani operation, Paktel Limited, in February 2007. The Company’s shares are traded on the NASDAQ National Market under the symbol MICC and on the Stockholm stock exchange under the symbol MIC. Millicom delisted from the Luxembourg stock exchange on January 16, 2006. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand-Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under number B 40 630.

Millicom operates in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Senegal, Sierra Leone and Tanzania in Africa; and in Cambodia, Laos and Sri Lanka in Asia.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

In accordance with International Financial Reporting Standards as adopted by European Union (“IFRS”), the Company has chosen to present condensed interim financial statements. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns. The interim condensed consolidated financial statements should be read in conjunction with the audited annual report for the year ended December 31, 2006 on Form 20-F filed with the U.S. Securities and Exchange Commission. These interim financial statements are unaudited.

The preparation of the financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with the consolidated financial statements as of December 31, 2006. As disclosed in Note 2 of Millicom’s consolidated financial statements for the year ended December 31, 2006, on January 1, 2007, several new IFRS pronouncements became effective. Management determined that none of them have a material impact on Millicom’s accounting principles.

3.   DISPOSALS OF SUBSIDIARIES

On February 13, 2007, Millicom completed the sale of its 88.86% shareholding in Paktel Limited, resulting in a gain of $258.3 million and net proceeds of $263.0 million up to September 30, 2007. In addition, $30.0 million of pledged deposits were released.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Pakcom Limited and Paktel Limited

In November 2006, Millicom decided to exit from its remaining business in Pakistan, Paktel Limited, and, as a result Paktel Limited and Pakcom Limited have been classified as discontinued operations. In addition as at December 31, 2006 the assets and liabilities of Paktel Limited are disclosed under the captions “Assets held for sale” and “Liabilities directly associated with assets held for sale”. The sale of Pakcom Limited was completed in June 2006 and the sale of Paktel Limited was completed in February 2007. For the nine months ended September 30, 2007, Paktel Limited made a loss of $2.6 million (for the nine months ended September 30, 2006: Paktel Limited made a loss of $55.5 million and Pakcom Limited a gain of $1.5 million).

Comvik International (Vietnam) A.B.

Millicom has an 80% equity interest in Comvik International (Vietnam) AB (“Comvik”) which had entered into a Business Cooperation Contract (“BCC”) with a government-owned company to operate a nationwide cellular GSM network in Vietnam (Mobifone). The BCC expired in May 2005 and Millicom has been negotiating with the Vietnamese government to convert the BCC into an equity ownership interest since before the expiry of the BCC. During the third quarter of 2006, Millicom concluded that it was unlikely that an acceptable agreement would be reached in the near future and therefore classified Comvik as a discontinued operation from that date. Millicom has no other continuing operation in Vietnam. As of September 30, 2007 and September 30, 2006, Comvik has been presented as an abandoned operation. As such its assets and liabilities are still included under the relevant individual balance sheet captions. For the nine months ended September 30, 2007, a profit of $2.9 million was realized from the settlement of the remaining net assets in Vietnam (for the nine months ended September 30, 2006: loss of $1.5 million).

Other

Other operations have been classified as discontinued operations in 2006, consisting mainly of Millicom Peru S.A. All these operations were divested in the second half of 2006.

5. PROPERTY, PLANT AND EQUIPMENT

During the nine months ended September 30, 2007, Millicom acquired property, plant and equipment with a cost of $737.8 million (September 30, 2006: $369.5 million). The charge for depreciation on property, plant and equipment for the nine months ended September 30, 2007 was $214.6 million (September 30, 2006: $133.9 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Additions	737,758	369,508
Increase in supplier advances	18,603	45,327
Increase in payables for property, plant and equipment	(160,258)	(56,251)
Increase in vendor financing	(9,530)	—
Cash used for the purchase of property, plant and equipment	586,573	358,584

6. SHARE CAPITAL AND PREMIUM

During the first nine months of 2007, 360,805 stock options were exercised by employees and directors of Millicom for a total net proceeds of $6.8 million recorded in total shareholders’ equity. In addition, 57,957 shares were granted to employees as part of long term incentive plans, 13,600 shares were granted to senior management as bonus payments and 9,051 shares were granted to the Directors and employees of Millicom.

As of September 30, 2007, following the above exercise of stock options, the total subscribed and fully paid-in share capital and premium amounted to $387.1 million consisting of 101,125,293, registered common shares with a par value of $1.50 each.

7. SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plan (“LTIP”)

In May 2006 at the Annual General Meeting (“AGM”), it was proposed to no longer award share options to employees going forward, but instead award restricted Millicom shares to certain employees. The LTIP terms and conditions were finalized on March 15, 2007. The LTIP is based on a target share award granted to eligible Millicom employees, limited to Millicom senior-level employees, key high potential employees and certain critical new recruits.

For the performance cycle from 2006 through 2008, 20% of the shares awarded vested on March 15, 2007. The remaining 80% of the shares awarded, vest 20% on December 31, 2007 and 60% on December 31, 2008, subject to specified market and performance conditions related to Millicom’s share price growth compared to a peer group index, revenue growth, EBITDA margin, and profit margin. The eligible employees could be granted additional shares based on performance criteria (representing a maximum of 40% of the total initially granted shares). These additional shares would vest on December 31, 2008. The achievement of a certain level of each condition, measured at the end of the three years, yields a specific percentage of shares awarded to each employee at the grant date. The initial allocation of 289,785 shares was granted on March 15, 2007 of which 57,957 shares vested immediately, 57,957 shares vest on December 31, 2007 and 173,871 shares vest on December 31, 2008. The shares granted are subject to a one-year holding period once the shares are vested.

For the performance cycle from 2007 through 2009, the shares awarded vest at the end of the three-year performance cycle, subject to actual earnings per share performance against pre-established targets. 438,170 shares were granted on March 15, 2007 which vest on December 31, 2009.

A charge of $13.4 million was recorded in relation to the LTIPs for the nine months ended September 30, 2007 (September 30, 2006: $4.4 million).

(b) Stock options

A charge of $0.5 million was recorded for the nine months ended September 30, 2007 (September 30, 2006: $2.4 million).

(b) Other share grants

During the nine month period ended September 30, 2007, the following shares have been issued to the Directors and employees of Millicom:

	Number of shares	Share price at date of grant	Expense ($ ’000)
Directors	5,034	85.86	432
Employees	4,017	80.39	323
	9,051		755

For the nine months ended September 30, 2006, no shares were issued and Millicom accrued compensation expense for the amount of $0.5 million for Directors and an amount of  $2.1 million for employees.

8. DEBT AND OTHER FINANCING

10% Senior Notes

On November 24, 2003, Millicom issued $550 million aggregate principal amount of 10% Senior Notes (the “10% Senior Notes”) due on December 1, 2013. The 10% Senior Notes bear interest at 10% per annum, payable semi-annually in arrears on June 1 and December 1, beginning on June 1, 2004. Interest is accrued at an effective interest rate of 10.4%.

The 10% Senior Notes are general unsecured obligations of Millicom and rank equal in right of payment with all future unsecured and unsubordinated obligations of Millicom. The 10% Senior Notes are not guaranteed by any of Millicom’s subsidiaries or affiliates, and as a result are structurally subordinated in right of payment to all indebtedness of such subsidiaries and affiliates.

Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem at its election any of the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem at its election all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.

During the nine months ended September 30, 2007, Millicom repurchased $45 million nominal value of the 10% Senior Notes resulting in a loss of $4.0 million recorded in Other non operating income/(expense), net. As of September 30, 2007, the carrying amount of the 10% Senior Notes, net of unamortized financing fees, was $495.4 million (December 31, 2006: $538.7 million).

4% Convertible Notes

In January 2005, Millicom raised $200 million aggregate principal amount of 4% Convertible Notes due 2010 (the “4% Convertible Notes”). The net proceeds of the offering were paid and settled on January 7, 2005 in the amount of $195.9 million.

The 4% Convertible Notes are direct, unsecured obligations of Millicom. The rate of interest payable on the 4% Convertible Notes is 4% per annum. Interest is payable semi-annually in arrears in equal installments on January 7 and July 7 of each year commencing on July 7, 2005. The effective interest rate is 9.8%.

Unless previously redeemed or converted, the 4% Convertible Notes will be redeemed on January 7, 2010 at their principal amount. Each note will entitle the holder to convert such note into shares or Swedish Depository Receipts of Millicom at a conversion price of $34.86 per share at any time on or after February 17, 2005 and up to December 28, 2009. As of September 30, 2007, none of the 4% Convertible Notes have been converted into ordinary shares. On October 9, 2007, $ 1 million 4% Convertible Notes were converted into shares.

The 4% Convertible Notes were constituted by a trust deed dated January 7, 2005 between Millicom and The Bank of New York, as Trustee for the holders of the notes.

Millicom has apportioned part of the value of the 4% Convertible Notes to equity and part to debt. The value allocated to equity as of September 30, 2007 was $39.1 million (December 31, 2006: $39.1 million) and the value allocated to debt was $177.6 million (December 31, 2006: $171.2 million).

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As of September 30, 2007	As of December 31, 2006
	(Unaudited)
	US $ ’000	US $ ’000
Due within:
One year	136,752	134,661
One – two years	149,208	108,401
Two – three years	357,217	138,408
Three – four years	135,913	273,343
Four – five years	220,238	142,960
After five years	642,467	695,883
Total debt, net	1,641,795	1,493,656

As at September 30, 2007, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees was $555.2 million (December 31, 2006: $516.0 million), including guarantees of $159.0 million given by the minority shareholders of Colombia Movil S.A. (December 31, 2006: $186.8 million).

Guarantees

In the normal course of business, Millicom issues guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The tables below describe the outstanding amount under the guarantees and the remaining terms of the guarantees as of September 30, 2007 and December 31, 2006. Amounts covered by bank guarantees are recorded in the condensed consolidated balance sheets under the caption “Debt and other financing” and amounts covered by supplier guarantees are recorded under the caption “Payables and accruals for the purchase of property, plant and equipment” or “Debt and other financing” depending on the terms and conditions.

As of September 30, 2007 (unaudited):

	Bank and other financing guarantees (1)		Supplier guarantees (2), (3)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)
0-1 year	21,231	40,000	—	—	21,231	40,000
1-3 years	37,542	50,205	1,844	1,844	39,386	52,049
3-5 years	37,236	70,306	—	—	37,236	70,306
More than 5 years	34,586	121,909	—	—	34,586	121,909
Total	130,595	282,420	1,844	1,844	132,439	284,264

As of December 31, 2006:

	Bank and other financing guarantees (1)		Supplier guarantees (2)		Total
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)	(US $ ’000)
0-1 year	23,422	33,489	12,891	22,332	36,313	55,821
1-3 years	15,786	18,711	34,123	34,582	49,909	53,293
3-5 years	60,966	76,450	—	—	60,966	76,450
More than 5 years	41,547	196,121	—	—	41,547	196,121
Total	141,721	324,771	47,014	56,914	188,735	381,685

(1) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non payment by the obligor.

(2) The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying supplier financing in the case of non payment by the obligor.

(3) Supplier guarantees have decreased mainly due to the sale of Paktel Limited (note 4).

9. SEGMENTAL REPORTING

The four operational clusters in the Group are Central America, South America, Africa and Asia.

Revenues	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	820,154	545,245
South America	570,628	158,694
Africa	331,370	219,700
Asia	140,259	108,680
Total revenues	1,862,411	1,032,319

Operating profit	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	381,781	224,288
South America	101,050	42,421
Africa	42,384	51,518
Asia	31,089	27,246
Unallocated items	(47,285)	(31,352)
Operating profit	509,019	314,121

Revenues	Three months ended September 30, 2007	Three months ended September 30, 2006
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	300,159	207,258
South America	214,795	62,308
Africa	121,726	80,291
Asia	49,680	38,214
Total revenues	686,360	388,071

Operating profit	Three months ended September 30, 2007	Three months ended September 30, 2006
	(Unaudited)	(Unaudited)
	US $ ’000	US $ ’000

Central America	142,672	88,146
South America	45,532	17,204
Africa	9,386	15,039
Asia	11,492	8,906
Unallocated items	(14,994)	(10,434)
Operating profit	194,088	118,861

10. JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	640,206	437,290
Operating expenses	(338,033)	(258,251)
Operating profit	302,173	179,039

	Three months ended September 30, 2007	Three months ended September 30, 2006
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000

Revenues	237,694	165,238
Operating expenses	(122,661)	(95,411)
Operating profit	115,033	69,827

11. OTHER NON OPERATING INCOME/(EXPENSES), NET

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
	US$ ’000	US$ ’000
Valuation movement on financial assets:
Tele2 A.B. – “B” shares	—	(36,386)
Embedded derivative on 5% Mandatory Exchangeable notes	—	66,095
Other financial derivatives	—	(785)
Exchange gain/(loss) on the 5% Mandatory Exchangeable notes	—	(35,616)
Loss on repurchase of 10% Notes (note 8)	(3,987)	—
Other exchange gains/(losses)	4,324	3,306

Other non operating income/(expenses), net	337	(3,386)

12. TAXES

Group taxes are comprised of income taxes of subsidiaries and joint ventures and withholding taxes paid by the Company.

The main differences between the weighted average statutory tax rate and the effective tax rate are attributable to non taxable/deductible items, non recoverable tax losses, withholding taxes on transfers between operating and non operating entities, taxes based on revenue and utilization of tax loss carry forwards.

13. EARNINGS PER COMMON SHARE

Earnings per common share attributable to equity holders are comprised as follows:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
Basic computation

Net profit attributable to equity holders (US$’000)	584,396	119,052

Weighted average number of shares outstanding during the period (in ‘000)	100,869	100,241

Basic earnings per common share (US$)	5.79	1.19

Diluted computation

Net profit attributable to equity holders (US$’000)	584,396	119,052
Adjustment for conversion of the 4% Convertible Notes (US$’000) (ii)	12,436	—
Net profit used to determine diluted earnings per share (US$’000)	596,832	119,052

Weighted average number of shares outstanding during the period (in ‘000)	100,869	100,241
Adjustment for the conversion of the 4% Convertible Notes (‘000) (ii)	5,737	—
Adjustments for Share options (in ‘000) (i)	1,339	961

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	107,945	101,202

Diluted earnings per common share (US$)	5.53	1.18

(i) As of September 30, 2007 and September 30, 2006, the Group included all outstanding vested stock options in the computation of diluted earnings per share.

(ii) For the nine months ended September 30, 2006 the effect of the 4% Convertible Notes has not been included because to do so would have been anti-dilutive.

14. NON CASH TRANSACTIONS

	Nine months ended September 30, 2007	Nine months ended September 30, 2006
	(Unaudited)	(Unaudited)
Non-cash investing and financing activities
Investing activities
Acquisition of property, plant and equipment	(9,530)	—
Asset retirement obligation	(10,972)	—

Financing activities
Share-based compensation	14,695	9,431
Shares issued as payment of bonuses	1,000	—
Vendor financing	9,530	—

15. COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, including Latin America, Africa and Asia where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments which may impact upon agreements with other parties. In the normal course of business, Millicom is involved in discussions regarding taxation, interconnect and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of September 30, 2007, the total amount of claims against Millicom’s operations was $52.2 million (December 31, 2006: $59.9 million) of which $8.6 million (December 31, 2006: $8.6 million) has been provided in the consolidated balance sheet. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Group’s financial position and operations in excess of the provisions already recorded.

Debt pledges and guarantees

Details of debt pledges and guarantees are contained in Note 8.

Letters of support

In the normal course of business, the Company issues letters of support to various subsidiaries and joint ventures within the Group.

Capital Commitment

As of September 30, 2007, Millicom had committed to purchase network equipment, land and buildings and other non-current assets with a value of $483.4 million (December 31, 2006: $308.6 million) from a number of suppliers.

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $380.9 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of the indebtedness, local legal restrictions and the ability to repatriate funds from Millicom’s various operations.

16. RECONCILIATION TO U.S. GAAP

The reconciliation of the reported net profit for the nine months ended September 30, 2007 and 2006 prepared under IFRS to the net profits prepared under accounting principles generally accepted in the United States of America (“ U.S. GAAP”) and the reconciliation of the consolidated balance sheets as at September 30, 2007 and December 31, 2006 prepared under IFRS to the consolidated balance sheets prepared under U.S. GAAP are presented below:

	Item	Nine months Ended September 30, 2007	Nine months Ended September 30, 2006 (Restated (a))

		(unaudited)	(unaudited)
		US$ ’000	US$ ’000
Net profit for the period attributable to equity holders of the company reported under IFRS		584,396	119,052
Items increasing (decreasing) reported net profit (loss):
Adjustments relating to joint ventures	(i)	189,643	104,409
Share-based compensation	(ii)	(7,706)	—
Purchase of minority interests (b)	(iii)	(3,505)	1,149
Adjustments on financial assets at fair value through profit or loss	(iv)	—	50,649
Adjustments related to debt	(v)	5,754	5,236
Adjustments to initial step-up in the value of licenses		—	386
Impairment of long-lived assets		—	252
Adjustment related to compensation received for the late delivery of network equipment	(vi)	—	(380)
Adjustments to income tax expense and minority interest:
Income tax expense		(26,139)	(18,060)
Minority interest		(165,921)	(87,122)
Net profit under U.S. GAAP		576,522	175,571

Presented as:
Net profit from continuing operations		317,903	228,649
Discontinued operations:
Profit (loss) from discontinued operations, net of taxes	(viii)	273	(55,161)
Gain on disposal, net of taxes		258,346	2,083
Profit (loss) from discontinued operations (c)		258,619	(53,078)
Net profit under U.S. GAAP		576,522	175,571

(a)                                 Comparative information has been restated for the U.S. GAAP accounting treatment of the compensation received by Millicom for damages suffered due to the late delivery of network equipment (see item vi).

(b)                                As a result of the finalization of the allocation of the purchase price for Millicom’s acquisition of its operation in the Democratic Republic of Congo in 2006, $0.2 million of amortization charges were reversed under IFRS and only in 2006 under U.S. GAAP (see footnote (iii) below).

(c)                                  The tax impact of these items is $0.2 million in 2007 and $0.6 million in 2006.

	Nine months ended September 30, 2007	Nine months ended September 30, 2006 (Restated (a))
	(unaudited)	(unaudited)
Basic profit per common share
Profit (loss) per common share under U.S. GAAP:
—from continuing operations	$3.15	$2.28
—from discontinuing operations	$2.57	$(0.53)
Basic profit per common share under U.S. GAAP	$5.72	$1.75

Weighted average number of shares outstanding during the period (in ‘000)	100,869	100,241

	Nine months ended September 30, 2007	Nine months ended September 30, 2006 (Restated (a))
	(unaudited)	(unaudited)
Diluted profit per common share
Profit (loss) per common share under U.S. GAAP:

—from continuing operations	$3.01	$2.20
—from discontinuing operations	$2.39	$(0.50)
Diluted profit per common share under U.S. GAAP	$5.40	$1.70

Weighted average number of shares and potential dilutive shares outstanding during the period (in ‘000)	107,945	106,939

Summary U.S. GAAP results

The table below provides information about revenues, operating profit and net profit from continuing operations under U.S. GAAP for the nine months ended September 30, 2007 and 2006:

	Nine months ended September 30, 2007	Nine months ended September 30, 2006 (Restated)
	(unaudited)	(unaudited)
	US$’000	US$’000
Revenues from continuing operations	2,268,618	1,283,727
Operating profit from continuing operations (a)	680,641	405,088
Net profit reported from continuing operations (a)	317,903	228,649

(i) Adjustments relating to joint ventures

Information on the Group’s share of revenues and operating expenses of joint ventures contributed on a proportional basis under IFRS are included in Note 10 to the interim condensed consolidated financial statements.

Joint ventures consolidated under U.S. GAAP

Millicom has determined that it has the following variable interest entities (“VIEs”) as defined by Financial Interpretation No. 46, revised 2003 (“FIN 46R”), Consolidation of Variable Interest Entities: Cam GSM Company Limited, a joint venture of Millicom in Cambodia, Comunicaciones Celulares S.A., a joint venture of Millicom in Guatemala and Telefonica Celular S.A. a joint venture of Millicom in Honduras. VIEs are those entities possessing certain characteristics, which indicate either a lack of equity investment sufficient to cover the expected losses of the entity or the equity holders’ lack of characteristics consistent with holding a controlling financial interest. When an entity is a VIE the party whose interests absorb a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, is deemed to be the Primary Beneficiary and must consolidate the VIE.

(a)               Comparative information has been restated for the U.S. GAAP accounting treatment of the compensation received by Millicom for damages suffered due to the late delivery of network equipment (see item vi).

IFRS Treatment

Entities that are jointly controlled are consolidated using the proportional method and only the Group’s share of the assets, liabilities, income and expenses of the joint ventures in which the Group has an interest are included in the consolidated financial statements.

U.S. GAAP Treatment

Under U.S. GAAP, Millicom is considered to be the Primary Beneficiary and consolidates its interests in the following VIEs: Cam GSM Company Limited, Comunicaciones Celulares S.A., and  Telefonica Celular S.A..

The different treatment of VIEs under U.S. GAAP impacts many of the individual balance sheet and profit and loss line items but has no overall effect on net profit, after deducting minority interests, except for the reversal of negative goodwill and additional depreciation for Honduras (see below). The impact on profit before tax and minority interests, and the offsetting impact on taxes and minority interests, is as follows:

	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Impact on profit before tax and minority interests	198,720	110,947
Impact on income tax expense	(29,774)	(20,851)
Impact on minority interests	(168,946)	(90,096)
Impact on Net Profit	—	—

Joint ventures not consolidated under U.S. GAAP

IFRS Treatment

Under IFRS, Emtel Limited is consolidated using the proportional method.

U.S. GAAP Treatment

Under U.S. GAAP Emtel Limited is accounted for using the equity method.

Reconciling Effect

The adjustment to reflect Millicom’s investment in joint ventures not consolidated under FIN 46R and adjusted from proportional consolidation under IFRS to the equity method under U.S. GAAP (Emtel Limited) is reflected in the summary balance sheet reconciliations on the following page. There is no difference in net profit under IFRS and U.S. GAAP.

Summary of Key Emtel Limited figures

Key figures under IFRS for 100% of Emtel Limited, in which Millicom holds a 50% interest, as of and for the nine months ended September 30, 2007 and 2006 and December 31, 2006 is as follows:

	September 30, 2007	December 31, 2006
	(unaudited)
	US$ ’000	US$ ’000
Non-current assets	41,422	30,086
Current assets	21,397	15,644
Non-current liabilities	3,589	1,241
Current liabilities	26,729	19,980

	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Revenues	40,628	33,884
Gross profit	30,360	26,024
Net profit	12,392	9,849

Acquisition of Additional Interest in Honduras

On May 26, 2005, Millicom acquired an additional 16.67% interest in Telefonica Celulares S.A. (“Celtel”), its operation in Honduras, bringing total ownership interests to 66.67%.

IFRS Treatment

Although the total ownership represents a majority interest, Millicom does not have control over Celtel, which continues to be proportionally consolidated under IFRS. The purchase price allocation of the consideration paid for the additional 16.67% interest in Celtel resulted in a negative goodwill of $6.3 million, which was recognized in the consolidated statement of profit and loss in 2005. Millicom’s share of assets and liabilities of the 50% previously held interest has been kept at its historical value.

U.S. GAAP Treatment

Under U.S. GAAP, following the acquisition of the additional interest, Millicom determined that it is the primary beneficiary of Celtel and started consolidating it as of May 26, 2005.

Upon initial consolidation of Celtel, Millicom recognized 100% of the assets, liabilities and non-controlling interest at fair value, stepping up the values accordingly. As a result, Millicom computed $56.6 million of negative goodwill, which was allocated on a pro rata basis to all acquired assets, except some assets, as specified in SFAS 141 Business Combinations.

Reconciling Effect

As a result of the different treatment under U.S. GAAP, Millicom (i) reversed the $6.3 million of negative goodwill recognized in the consolidated statement of profit and loss under IFRS and reclassified it in the balance sheet, (ii) stepped up the assets and liabilities which had not been fair valued under IFRS, (iii) recognized the non-controlling interest at fair value, and (iv) recorded incremental depreciation and amortization under U.S. GAAP as a result of the step-up.

The net impact on profit from the additional depreciation and amortization charges amounts to $3.3 million for the nine months ended September 30, 2007 (September 30, 2006: $3.3 million) following the consolidation of Telefonica Celulares S.A. as follows:

	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Incremental depreciation and amortization	(9,077)	(8,982)
Impact on income tax expense	2,723	2,694
Impact on minority interests	3,025	2,994
Impact on Net Profit	(3,329)	(3,294)

Great Universal Inc. and Modern Holdings Inc.

IFRS Treatment

Under IFRS, Millicom did not consolidate its investment in Great Universal Inc. (“GU”) and Modern Holdings Inc. (“MH”), which were wholly-owned by Millicom, due to the existence of warrants, which enabled their holders to obtain 100% of GU and 52% of MH, that were exercisable and conveyed the ability to the warrant holders to control GU and MH. Instead, Millicom accounted for GU and MH as “Financial assets available for sale”. In May 2006 Millicom sold MIC USA, Inc. for $1 and disposed of GU and MH as part of the sale of MIC USA, Inc. MIC USA, Inc. was sold to Brookstone Partners LLP, an entity controlled by members of the Stenbeck family. Millicom realized a net gain of $6.1 million on the sale. Due to the existence of a revaluation reserve that was reversed as a result of the sale, no gain or loss was recorded on exchange.

U.S. GAAP Treatment

Under U.S. GAAP, GU and MH were considered variable interest entities and were consolidated before their disposal. On March 31, 2006, GU and MH were classified as discontinued operations.

Reconciling Effect

Under U.S. GAAP, the effect of consolidating GU and MH up to the date of disposal was an additional net profit from discontinued operations of $0.3 million in 2006. As the carrying value of GU and MH were lower in U.S. GAAP compared to IFRS, an incremental gain of disposal of $2.1 million was recognized in 2006.

Total Reconciling Effect from VIEs

	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
VIEs consolidated under U.S. GAAP	198,720	110,947
Incremental depreciation on non-current assets recognized at fair value upon consolidation of Celtel	(9,077)	(8,982)
Consolidation of GU and MH shown as discontinued operations	—	2,444
Impact on profit before taxes and minority interests	189,643	104,409
Tax effect of the above adjustments	(27,051)	(18,157)
Effect on minority interests of the above adjustments	(165,921)	(87,102)
Impact on Net Profit	(3,329)	(850)

(ii) Share-Based Compensation

IFRS Treatment

In May 2006, a long term incentive plan was approved by the AGM. This plan awards restricted Millicom shares to certain employees based on performance measures and subject to a one-year holding period once the shares are vested (see note 7). Since the plan was approved at the AGM, the employees became aware of the plan at that date, therefore a charge of $7.7 million was recorded in 2006 (starting in May 2006) even though the corresponding shares were granted on March 15, 2007. For the period ended September 30, 2007 an expense of $8.7 million has been recorded.

U.S. GAAP Treatment

Under U.S. GAAP, when the service inception date preceeds the grant date, certain conditions have to be met in order for compensation expense to be recognized. As there was a substantive future service condition remaining following the grant date and as there was no market or performance conditions that needed to be satisfied between the service inception date and the grant date, these conditions were not met. Therefore, no compensation expense for 2006 was recorded for the long-term incentive plan. As the shares corresponding to the long-term incentive plan have been granted in the first quarter of 2007, the charge recorded for the period ended September 30, 2007 corresponds to the total amount recorded under IFRS from the start of the plan of $16.4 million.

Reconciling Effect

An additional charge amounting to $7.7 million has been recorded for U.S. GAAP purposes for the period ended September 30, 2007 (September 30, 2006: $nil)

(iii) Purchase of minority interests

In late 2005 and 2006, Millicom purchased minority interests in Paraguay, Senegal, Tanzania, Sierra Leone, and terminated an option agreement for the acquisition of 30% Millicom’s operation in Ghana, for an aggregate purchase price of $83.2 million.

IFRS Treatment

Under IFRS, Millicom accounts for the excess of the purchase price over the carrying value of minority interests as goodwill. Millicom aggregate goodwill of $73.5 million relating to these transactions.

U.S. GAAP Treatment

Under Statement of Financial Accounting Standard No. 141 (“SFAS 141”), Business Combinations, acquisitions of additional interests after control is obtained are referred to as step acquisitions. Each transaction is treated separately with fair value being assigned to assets and liabilities to the extent of the parent’s ownership.

Reconciling Effect

There were no material fair value adjustments identified for Paraguay and Sierra Leone. For each of the other step acquisitions, adjustments to the amounts recorded for intangible assets and goodwill, as well as the corresponding amortization amounts, have been recorded for U.S. GAAP purposes.

Adjustments to the Company’s IFRS consolidated balance sheet as at the date of acquisition and the related impact on amortisation and tax expense is as follows:

	Impact on Balance Sheet	Impact on Profit and Loss
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Subscriber lists	23,667	(2,959)
Licenses	9,242	(546)
Deferred tax liability and related tax expense	(8,632)	912
Net impact on goodwill and net profit	24,277	(2,593)

Summary of Reconciling Effect

	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Reversal of depreciation from acquisition of minority stake in Tanzania in 2004	—	915
Reversal of amortization charge after finalization of DRC’s purchase price allocation		234
Additional amortization	(3,505)	—
Sub-total	(3,505)	1,149
Income tax expense	912	—
Total reconciling effect	(2,593)	1,149

(iv) Financial Assets at Fair Value through Profit and Loss

IFRS Treatment

Under IFRS, Millicom recorded the fair value adjustments of its investment in Tele2 in the profit and loss account.

U.S. GAAP Treatment

Under U.S. GAAP these fair value adjustments should be recorded in shareholders’ equity within the caption “Other Reserves”

Reconciling Effect

As all 5% Mandatory Exchangeable Notes were exchanged by Millicom on August 7, 2006, there was no reconciling item for the period ended September 30, 2007. In September 2006, Millicom reclassified a realized loss on the Tele2 shares of $36.4 million and recorded a reversal of the revaluation reserve of $14.2 million on the date of exchange.

(v) Debt

4% Convertible Notes

IFRS Treatment

Under IFRS, Millicom has allocated part of the value of the 4% Convertible Notes to debt and part to equity. As a result, an incremental interest expense is recorded, which corresponds to the difference between the effective and the nominal interest rate.

U.S. GAAP Treatment

Under U.S. GAAP the 4% Convertible Notes are recorded at nominal value and the interest charge is computed based on the nominal interest rate.

Reconciling Effect

The equity component of $39.1 million of the 4% Convertible Notes recorded for IFRS is reclassified to the debt component of the 4% Convertible Notes under U.S. GAAP. The incremental interest expense, which corresponds to the difference between the effective and the nominal interest rate, of $5.8 million recorded under IFRS for the nine months ended September 30, 2007 is reversed under U.S. GAAP (September 30, 2006: $5.2 million).

(vi) Compensation received for damages suffered due to the late delivery of network equipment.

IFRS Treatment

Compensation received for losses suffered due to the late delivery of network equipment are recognised as “other operating income”.

U.S. GAAP Treatment

Compensation received for losses suffered due to the late delivery of network equipment are treated as a discount against the original cost of that equipment.

Reconciling Effect

Presented below is an analysis of the reconciling effect:

	Nine months ended September 30
	2007	2006 (Restated (a))
	(unaudited)	(unaudited)
	US$’000	US$’000
Reversal of other operating income	—	(1,768)
Depreciation charge adjustment	—	1,388
	—	(380)
Tax impact on adjustments	—	97
Minority interest	—	(20)
Net income impact	—	(303)

The reconciling effect in 2007 is immaterial in relation to the net profit under U.S. GAAP for that period.

(vii) Financing Fees

IFRS Treatment

Under IFRS, the Company records its 10% Senior Notes and the debt component of its 4% Convertible Notes net of un-amortized financing fees incurred to acquire these debts.

U.S. GAAP Treatment

Under U.S. GAAP, these financing fees are capitalized as a deferred charge.

(a)                                 Comparative information has been restated for the U.S. GAAP accounting treatment of the compensation received by Millicom for damages suffered due to the late delivery of network equipment.

Reconciling Effect

The amount that is reclassified as an asset in the balance sheet as at September 30, 2007 is $12.0 million (December 31, 2006:  $14.4 million), comprised of $9.6 million for the 10% Senior Notes (December 31, 2006:  $11.3 million) and $2.4 million for the 4% Convertible Notes (December 31, 2006: $3.1 million).

(viii) Discontinued Operations

Reconciling Effect Summary

Presented below is an analysis of gain/ (loss) from discontinued operations under U.S. GAAP:

	Nine months ended September 30
	2007	2006
	(unaudited)	(unaudited)
	US$ ’000	US$ ’000
Paktel	(2,552)	(55,496)
Vietnam	2,825	(1,485)
Pakcom	—	1,459
Great Universal and Modern Holdings	—	361
Profit/(loss) from discontinued operations (a)	273	(55,161)
Gain on disposal	258,346	2,083
Gain from discontinued operations (b)	258,619	(53,078)

(a)          Excluding gains on disposals

(b)          The tax impact is $0.2 million for 2007  (2006: $0.6 million)

(ix)   Customer Acquisition Costs

IFRS Treatment

Under IFRS customer acquisition costs are classified under sales and marketing expenses.

U.S. GAAP Treatment

Under U.S. GAAP, customer acquisition costs are recorded as cost of sales.

Reconciling Effect

For the nine months ended September 30, 2007 an amount of $268.6 million from continuing operations was reclassified from sales and marketing to cost of sales. At the end of September 2006 the total amount reclassified amounted to $157.1 million and included $14.6 million related to companies now presented as discontinued operations.

Balance Sheet Reconciliation:

The following significant balance sheet differences arise under U.S. GAAP as of September 30, 2007:

Balance sheet as of September 30, 2007	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments	Under U.S. GAAP Group
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets	2,358,853	300,029	26,885	2,685,767
Current Assets	1,583,149	92,256	1,300	1,676,705
Total Assets	3,942,002	392,285	28,185	4,362,472

Shareholders’ Equity and Liabilities
Total Shareholders’ Equity	1,125,230	(14,848)	(7,063)	1,103,319
Minority Interest	49,506	245,301	(2,047)	292,760
Total Equity	1,174,736
Liabilities
Non-current liabilities	1,590,392	50,741	36,850	1,677,983
Current liabilities	1,176,874	111,091	445	1,288,410
Total Liabilities	2,767,266	161,832	37,295	2,966,393
Total Shareholders’ Equity and Liabilities	3,942,002	392,285	28,185	4,362,472

The following significant balance sheet differences arise under U.S. GAAP as of December 31, 2006:

Balance sheet as of December 31, 2006	Per Balance Sheet Group	Consolidation of VIEs and Proportional Consolidation Adjustments (Item i)	Other Adjustments (Restated (a))	Under U.S. GAAP Group (Restated)
	US$ ’000	US$ ’000	US$ ’000	US$ ’000
Assets
Non-Current Assets	1,786,703	236,337	33,591	2,056,631
Current Assets	1,127,218	81,706	527	1,209,451
Total assets from disposal group classified as held for sale	407,073	—	—	407,073
Total Assets	3,320,994	318,043	34,118	3,673,155

Shareholders’ Equity and Liabilities
Total shareholders’ Equity	504,874	(11,519)	(10,224)	483,131
Minority interest	77,514	207,132	(2,047)	282,599
Total Equity	582,388
Liabilities
Non-current liabilities	1,442,716	38,173	43,740	1,524,629
Current liabilities	901,851	84,257	2,649	988,757
Total liabilities from disposal group classified as held for sale	394,039	—	—	394,039
Total Liabilities	2,738,606	122,430	46,389	2,907,425
Total Shareholders’ Equity and Liabilities	3,320,994	318,043	34,118	3,673,155

(a)                                  Comparative information has been restated under U.S. GAAP for the compensation received by Millicom for damages suffered due to the late delivery of network equipment (see item vi).

Shareholders’ Equity Reconciliation:

The following significant equity differences arise under U.S. GAAP as of September 30, 2007 and December 31, 2006:

	September 30, 2007	December 31, 2006
	(unaudited)	(Restated)
	US$ ’000	US$ ’000
Shareholders’ equity under IFRS	1,125,230	504,874

Impact of liquidated damages received for the late delivery of network equipment (see item vi) (a)	(6,113)	(6,113)
Impact of 4% convertible notes (see item v)	(20,016)	(25,770)
Impact of goodwill amortized under IFRS before January 1, 2005, additional goodwill recognized on acquisition of subsidiaries and negative goodwill recorded as income under IFRS	24,844	24,844
Impact of purchases of minority interests (see item iii)	(5,778)	(3,185)
Subtotal	(7,063)	(10,224)
Impact of additional depreciation and amortization from acquisition of additional minority interest in Honduras (see item i)	(14,848)	(11,519)
Shareholders’ equity under U.S. GAAP	1,103,319	483,131

(a) Comparative information has been restated to recognise the cumulative impact for liquidated damages as a price discount of network  equipment under U.S. GAAP.

New U.S. GAAP Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”), which permits companies to choose to measure certain financial instruments and various other items at fair value that are not currently required to be measured at fair value. SFAS 159 will become effective for the Company from January 1, 2008. The Company is currently evaluating the impact of the adoption on its consolidated financial statements.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IFRS. See Note 16 of the “Notes to interim condensed consolidated financial statements” for certain reconciliations between IFRS and U.S. GAAP.

Overview

Introduction

We are a global mobile telecommunications group with operations in the world’s emerging markets over which we typically exercise management and voting control. Our strategy of being a low cost provider, focused on prepaid services using mass market distribution methods, has enabled us to continue to pursue high growth while delivering operating profitability.

We have 16 mobile systems in 16 emerging markets in Central America, South America, Africa and Asia. As of September 30, 2007, the countries where we had mobile operations had a combined population of approximately 287 million. This means that 287 million is the number of people covered by our licenses, representing the number of people who could receive mobile services under the terms of our licenses if our networks covered the entire population. Our total subscribers reached 20 million (17 million on an attributable basis) as at September 30, 2007.

Our markets are attractive for mobile services due to low fixed line penetration levels. Usage of fixed line telephony services has historically been low in the countries in which we operate due to poor or insufficient infrastructure. Penetration rate for mobile service in many of our markets have been increasing significantly in recent years due to the investments from the mobile phone providers. We believe there is a significant opportunity for further growth of mobile services in our markets due to continuing high level of investments, due to the continuing reductions in the cost of providing mobile services to the consumer and due to rising levels of disposable income.

Operating Results

Millicom sold its operations in Pakistan in September 2006 and February 2007 and its operation in Peru in October 2006. These operations have been classified as discontinued operations.

The discussion below focuses on the results from continuing operations.

Nine Months Ended September 30, 2007 and September 30, 2006

The following table sets forth certain profit and loss statement items from continuing operations for the periods indicated.

			Impact on
	Nine months ended		Comparative Results
	September 30,		for Period
			Amount of	Percent
	2007	2006	Variation	Change
	(in thousands of U.S. dollars, except percentages)
Revenues	1,862,411	1,032,319	830,092	80%
Cost of sales	(689,407)	(399,574)	(289,833)	73%
Sales and marketing	(330,006)	(150,945)	(179,061)	119%
General and administrative expenses	(301,359)	(147,640)	(153,719)	104%
Other operating expenses	(32,620)	(27,643)	(4,977)	18%
Other operating income	—	1,768	(1,768)	(100)%
Gain from sale of subsidiaries and joint ventures, net	—	5,836	(5,836)	(100)%
Operating profit	509,019	314,121	194,928	62%
Interest expense	(121,951)	(84,932)	(37,019)	44%
Interest and other financial income	42,006	26,579	15,427	58%
Other non operating income/(expenses), net	337	(3,386)	3,723	—%
Profit from associates	2,981	972	2,009	207%
Charge for taxes	(122,261)	(76,554)	(45,707)	60%
Profit for the year from continuing operations	310,131	176,800	133,331	75%
Profit/(loss) for the year from discontinued operations, net of tax	258,619	(55,522)	314,141	—%
Minority interests	15,646	(2,226)	17,872	—%
Net profit for the year attributable to equity holders of the company	584,396	119,052	465,344	391%

Subscribers:  Total subscribers as of September 30, 2007 and September 30, 2006 by segment were as follows:

Subscribers	September 30, 2007	September 30, 2006	Growth
Central America	7,404,211	4,247,941	74%
South America	5,304,712	1,966,614	170%
Africa	4,618,204	3,215,415	44%
Asia	2,624,547	1,836,150	43%
Total	19,951,674	11,266,120	77%

Our worldwide total mobile subscriber base increased by 77% to 19,951,674 mobile subscribers as at September 30, 2007 from 11,266,120 mobile subscribers as of September 30, 2006. Growth was particularly strong in Central and South America, where we acquired our Colombian business with 1.9 million subscribers in the fourth quarter of 2006. Significant percentage increases by operating company were recorded in the Democratic Republic of Congo (862%), Sierra Leone (251%), Honduras (89%), Chad (81%) and El Salvador (72%). This subscriber growth was driven by substantially higher capital expenditure in 2006 and in the first nine months of 2007. The higher capital expenditure resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional subscribers. Expansion of the distribution network also helped drive subscriber growth by increasing the number of points of sale where we sell our products, which makes the products more accessible. We are further driving higher penetration rates in our markets by continuing to drive down the entry price for our services by using innovative distribution channels and techniques, for example e-PIN. Future subscriber growth is highly dependent on the level of capital expenditure invested in the business, increased points of sale, innovative product development and continued focus on a competitive value proposition.

Our attributable subscriber base increased to 16,990,625 mobile subscribers as at September 30, 2007 from 9,469,698 mobile subscribers as of September 30, 2006, an increase of 79%. Prepaid subscribers accounted for 95% or 18,997,358 of the total cellular subscribers.

Revenues:  Revenues for the nine months ended September 30, 2007 and September 30, 2006 by segment were as follows:

Revenue	September 30, 2007	September 30, 2006	Growth
	USD ’000	USD ’000
Central America	820,154	545,245	50%
South America	570,628	158,694	260%
Africa	331,370	219,700	51%
Asia	140,259	108,680	29%
Total	1,862,411	1,032,319	80%

We derive revenues from the provision of telecommunications services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services and other services and equipment sales.

Revenue growth is driven by our triple “A” operating strategy of a quality and widely available network, ubiquitous distribution and affordable products and services. Implementing this strategy across all our operations has been the key to driving revenue growth. This strategy drove higher penetration rates in our existing markets which increased the subscriber base. Furthermore, the existing subscribers increased their average airtime usage through additional voice minutes as we made the products more affordable and through the take up of value-added services. In addition our new operation in Colombia has 2.5 million subscribers and added $318 million of revenue.

Total revenues increased by 80% for the nine months ended September 30, 2007 to $1,862 million from $1,032 million for the nine months ended September 30, 2006. The increase is mainly due to strong growth in the number of subscribers which increased by 77% to 20 million as of September 30, 2007 from 11 million as of September 30, 2006. Revenue growth was seen throughout Millicom’s segments and especially in Central America where revenues increased by 50% for the nine months ended September 30, 2007. Revenue growth in Central America was partly driven by the implementation of per second billing in the first quarter of 2007. Whilst this temporarily adversely impacted revenue because it resulted in an effective 25% reduction in tariffs, price elasticity in these markets for our products has driven volumes significantly higher more than offsetting the reduction tariffs. Revenues also increased for the nine months ended September 30, 2007 by 260% in South America due to the substantial growth in value-added services and helped by the addition of $318 million of revenues from Millicom’s new operation in Colombia. The increase in revenue for the nine months ended September 30, 2007 was 51% in Africa and 29% in Asia.

Further revenue growth will likely come from all of our operations as we continue to implement our triple “A” strategy, particularly in the countries where tigo was most recently launched. At the end of 2006 we rebranded our Colombia operation to tigo and at the beginning of 2007 we launched tigo in Sri Lanka, the Democratic Republic of Congo and the Lao People’s Democratic Republic. We expect this strategy to continue to drive higher penetration rates in our markets. The average revenue per user (ARPU) will most likely fall over time as we penetrate deeper into the populations and reach customers with less disposable income. However, this might not happen immediately as we continue to see price elasticity amongst our existing customers and as we continue to develop our valued added services. In addition, the performance of Millicom’s new operations in Colombia and the Democratic Republic of Congo will likely have a significant impact on revenues in the coming years.

A number of telecommunications regulators in the countries where we operate have reduced or are expected to reduce interconnection rates. Because we are often one of the larger suppliers of telephone services in the countries we service, this could have the effect of reducing our revenue. Nonetheless, lower interconnect rates often enable us and our competitors to reduce prices to the final customer. Due to the price elasticity in our markets, lower prices usually drive significantly higher usage which often results in overall increases in revenues.

Cost of sales:  Cost of sales increased by 73% for the nine months ended September 30, 2007 to $689 million from $400 million for the nine months ended September 30, 2006. The primary cost of sales incurred by us is in relation to the provision of telecommunication services for interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to the higher capital expenditures on our networks. Lastly, cost of sales was impacted by the acquisition of our Colombian business. Gross margin increased slightly to 63% for the nine months ended September 30, 2007 compared to 61% for the nine months ended September 30, 2006.

Future gross margin percentages will be mostly affected by the mix of revenues generated from calls made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin because we do not incur interconnect charges to access other networks. In addition, Millicom’s investments in capital expenditure will impact depreciation in future years.

Sales and marketing:  Sales and marketing expenses increased by 119% for the nine months ended September 30, 2007 to $330 million from $151 million for the nine months ended September 30, 2006. Sales and marketing costs are comprised mainly of commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, subsidies on handset sales, general advertising and promotion costs for tigo, point of sales materials for the retail outlets, and staff costs. The increase in sales and marketing costs was mainly due to higher dealer commissions related to the higher revenues, increased spending on brand awareness and point of sales materials, particularly where we were aggressively rolling out tigo in Africa and Asia, and increased sales and marketing costs in Colombia as Millicom rebranded this operation to tigo at the end of 2006. As a percentage of revenues, sales and marketing expenses increased from 15% for the nine months ended September 30, 2006 to 18% for the nine months ended September 30, 2007.

Future sales and marketing costs will be impacted by the aggressive rollout of our distribution networks in our less developed operations, particularly Colombia and Africa, which require higher spending on brand awareness and point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits.

General and administrative expenses:  General and administrative expenses increased by 104% for the nine months ended September 30, 2007 to $301 million from $148 million for the nine months ended September 30, 2006. This increase is mainly explained by the increase in network maintenance costs to support the expansion in our operations, but also higher staff costs from the increase number of employees needed to manage the growth of the business. In addition, there was an increase in stock compensation costs as Millicom introduced a new long term incentive plan for its senior employees. As a percentage of revenues, general and administrative expenses slightly increased from 14% for the nine months ended September 30, 2006 to 16% for the nine months ended September 30, 2007.

We continue to seek ways to control our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies among the operating companies. We also are looking to centralize the negotiations of our financings and of our supply contracts for network equipment and handsets.

Other operating expenses:  Other operating expenses increased by 18% for the nine months ended September 30, 2007 to $33 million from $28 million for the nine months ended September 30, 2006. This increase is mainly explained by the increased size of Millicom’s corporate staff and other group support functions to oversee and support the significant growth in the operating companies. This is offset by the costs in the nine months ended September 30, 2006 associated with the strategic review which was carried out during the first half of 2006 as a result of the interest shown in Millicom by a number of other parties. Millicom is likely to further add to its corporate staff in the remaining three months of 2007 and in the coming years in order to manage and support further growth.

Operating profit:  Operating profit for the nine months ended September 30, 2007 and September 30, 2006 by segment were as follows:

Operating profit	September 30, 2007	September 30, 2006	Growth
	USD ’000	USD ’000
Central America	381,781	224,288	70%
South America	101,050	42,421	138%
Africa	42,384	51,518	(18)%
Asia	31,089	27,246	14%
Unallocated	(47,285)	(31,352)
Total	509,019	314,121	62%

Total operating profit for the nine months ended September 30, 2007 was $509 million compared with $314 million for the nine months ended September 30, 2006. This increase in operating profit was due to the higher revenues. The operating profit margin fell slightly from 30% to 27% mainly due to Millicom’s operation in Colombia which was acquired in October 2006 and had a low operating profit margin of 1% for the nine months September 30, 2007. Millicom expects this operation to improve its profit margin in the future as the cost of its aggressive rollout of the triple “A” operating strategy for the company, including high sales and marketing and network rollout costs, is compensated by increased revenues. The operating margin for the segments varied from 2006 to 2007 mainly as a result of the different stages of implementation of the triple “A” operating strategy among the companies. In most cases, the operations where the triple “A” model was implemented before 2006, mainly in Central and South America (excluding Colombia), were able to improve their operating margins. Those operations where the model has been implemented later, mostly our African operations and Sri Lanka, saw pressure on their operating margins as they incurred costs ahead of revenues to implement the model, rebrand to tigo, and grow their businesses.

In future, our operating profitability will depend on the ability of Millicom to continue growing revenues while maintaining control of costs. Millicom is striving to improve the profitability of its operations in Colombia and the Democratic Republic of Congo and expects both of these operations to generate operating profits when the impact of the introduction of tigo in these countries takes full effect in 2008.

Interest expense:  Interest expense for the nine months ended September 30, 2007 increased by 53% to $122 million from $85 million for the nine months ended September 30, 2006. This increase arose primarily from additional borrowings in the operations. Millicom repaid $45 million of its 10% Senior Notes in the nine months ended September 30, 2007 which will reduce interest costs on these notes in the future though this will be more than offset by interest costs for the operations which will continue to increase as Millicom continues to arrange more of the funding for the growth in its operations through local borrowings.

Interest income:  Interest and other income for the nine months ended September 30, 2007 increased by 97% to $42 million from $27 million for the nine months ended September 30, 2006. This increase was mainly due to the interest income on the higher cash balances.

Other non operating income, net:  Other non operating income, net increased from an expenditure of $3 million for the nine months ended September 30, 2006 to an income of $0.3 million for the nine months ended September 30, 2007. This increase was mainly as a result of an exchange loss of $32 million for the nine months ended September 30, 2006, partially offset by the net positive valuation movements on the Tele2 shares and related 5% Mandatory Exchangeable Notes for the nine months ended September 30, 2006, versus an exchange gain of $4 million for the nine months ended September 30, 2007, as a number of currencies strengthened against the dollar. In addition Millicom recorded a loss on the derecognition of part of the 10% Senior Notes of $4 million for the nine months ended September 30,2007.

Charge for taxes:  The net tax charge for the nine months ended September 30, 2007 increased to $122 million from $77 million for the nine months ended September 30, 2006. This increase is due to the increased profitability of our operations in 2007. The Group’s effective tax rate decreased from 30% for the nine months ended September 30, 2006 to 28% for the nine months ended September 30, 2007. The decrease in the effective tax rate is mainly due to lower net non tax deductible costs at the Corporate level.

Net profit for the year attributable to equity holders of the company:  The net profit for the nine months ended September 30, 2007 was $584 million, including a gain on the sale of Millicom’s subsidiary in Pakistan (Paktel Limited) of $258 million, compared to a net profit of $119 million for the nine months ended September 30, 2006. Profit from continuing operations increased to $310 million for the nine months ended September 30, 2007 from $177 million for the nine months ended September 30, 2007 for the reasons stated above. The profit from discontinued operations for the nine months ended September 30, 2007 was $259 million compared to a loss from discontinued operations for the nine months ended September 30, 2006 of $56 million. The profit on discontinued operations in the nine months ended September 30, 2007 was mainly due to the gain on sale of Paktel Limited of 258 million.

Debt

Millicom’s total consolidated indebtedness as of September 30, 2007 was $1,642 million (September 30, 2006: $1,031 million) and our total consolidated net indebtedness (representing total consolidated indebtedness net of cash and cash equivalents) was $584 million (September 30, 2006: $463 million).

Effect of Exchange Rate Fluctuations

Exchange rates for the currencies of the countries in which we operate may fluctuate in relation to the U.S. dollar, and such fluctuations may have a material adverse effect on our earnings, net assets or cash flows when translating local currency into U.S. dollars. For each operation that reports in a currency other than the U.S. dollar, a decrease in the value of that currency against the U.S. dollar would reduce our profits and cash flows while also reducing both our assets and liabilities. For the nine months ended September 30, 2007, we had a net exchange gain of $4 million. For the nine months ended September 30, 2006, we had a net exchange loss of $32 million.

To the extent that our operations upstream cash in the future, the amount of U.S. dollars we will receive will be affected by fluctuations of exchange rates for such currencies against the U.S. dollar. The exchange rates obtained when converting local currencies into U.S. dollars are set by foreign exchange markets over which we have no control. We have not entered into any significant hedging transactions to limit our foreign currency exposure.

Liquidity and Capital Resources

Cash Upstreaming

The continued improvement in the operating and financial performance of our operations has allowed us to continue to upstream excess cash to the Company. For the nine months ended September 30, 2007, we upstreamed $484 million (including $169 million in respect of the sale Paktel Limited, our previous operation in Pakistan) from 12 of the 16 countries in which we operate. This upstreamed cash will be used to service our corporate debt obligations and for further investment. For the nine months ended September 30, 2006 we upstreamed $179 million from 9 of the 16 countries in which we operated.

Cash Flows

For the nine months ended September 30, 2007, cash provided by operating activities was $619 million compared to $370 million for the nine months ended September 30, 2006.

Cash used by investing activities was $562 million for the nine months ended September 30, 2007, compared to $440 million for the nine months ended September 30, 2006. This increase is mainly due to an increase in the purchase of property, plant and equipment.

Net cash flow provided by financing activities amounted to $77 million for the nine months ended September 30, 2007. For the nine first months of 2006, financing activities provided total cash of $73 million.

The net cash increase in the nine months ended September 30, 2007 was $401 million compared to a decrease of $29 million for the nine months ended September 30, 2007. Millicom had a closing cash and cash equivalents balance of $1,058 million as at September 30, 2007 compared to $567 million as of September 30, 2006.

Capital Additions

Our additions to property, plant and equipment by geographical region were as follows during the periods indicated:

	For the nine months ended September 30, 2007	For the nine months ended September 30, 2006
	(unaudited)	(unaudited)
	(in thousands of U.S. dollars)

Central America	204,871	105,006
South America	219,275	32,102
Africa	256,070	150,763
Asia	57,535	81,573
Unallocated	7	64
Total	737,758	369,508

The main capital expenditures related to the expansion of existing networks both in terms of areas covered and capacity.

Corporate and Other Debt and Financing

As of September 30, 2007, we had total consolidated outstanding debt and other financing of $1,642 million (September 30, 2006: $1,031 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees is $555 million (December 31, 2006: $516 million).

Of the total consolidated outstanding debt and other financing,

•                  $495 million, net of deferred financing fees, was in respect to the 10% Senior Notes;

•                  $178 million, net of deferred financing fees, was in respect to the 4% Convertible Notes;

•                  $969 million was in respect to the indebtedness of our operating entities.

Other than out of the proceeds of certain public equity offerings prior to December 1, 2006, or for certain tax reasons, Millicom may not redeem at its own election any of the 10% Senior Notes prior to December 1, 2008. On or after December 1, 2008, Millicom may redeem at its own election all or a portion of the 10% Senior Notes at prices ranging from 105% to 100%.During the nine months ended September 30, 2007, Millicom repurchased $45 million nominal amount of 10% Senior Notes at the request of certain bond holders.

The 4% Convertible Bonds are convertible at the option of holders at any time up to December 28, 2009, unless previously redeemed, converted or purchased and cancelled, into Millicom common stock at a conversion price of $34.86 per share. Millicom has apportioned part of the value of these notes to equity and part to debt. The value allocated to equity as of September 30, 2007 was $39 million (December 31, 2006: $39 million) and the value allocated to debt was $178 million (December 31, 2006: $171 million).

Commitments

As of September 30, 2007, we had commitments from a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $483 million (December 31, 2006: $309 million) all of which are due within one year.

Guarantees

As of September 30, 2007, we had outstanding guarantees for a total amount of $132 million (December 31, 2006: $189 million).

Item 3. UNRESOLVED STAFF COMMENTS

None.

Previous outstanding comments have been fully resolved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:	/s/ Marc Beuls
		Name:	Marc Beuls
		Title:	President and Chief Executive Officer

	By:	/s/ David Sach
		Name:	David Sach
		Title:	Chief Financial Officer

Date: November 19, 2007